                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No. ____________)/1/



                       Personnel Group of America, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   715338109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Ivy B. Dodes
                          Credit Suisse First Boston
                               11 Madison Avenue
                           New York, New York 10010
                                (212) 325-2000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 5, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

_______________________________

         /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
  CUSIP No. 715338109                   13G                 Page 2 of 8 Pages
-----------------------                                  -----------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS(ENTITIES ONLY)


      Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,343,130
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          2,343,130
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,343,130
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      8.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IA, BK, HC
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                 ----------------------
CUSIP No.  715338109                     13G                 Page 3 of 8 Pages
-------------------------                                 ----------------------


Item 1.

    (a)      Name of Issuer:

             Personnel Group of America, Inc.

    (b)      Address of Issuer's Principal Executive Office:

             5605 Carnegie Blvd., Suite 500
             Charlotte, North Carolina 28209


Item 2

    (a)      Name of Person Filing:

             Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

    (b)      Address of Principal Business Office or, if None, Residence:

             Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

    (c)      Citizenship:

             Switzerland

    (d)      Title of Class of Securities:

             Common Stock, par value $.01 per share

    (e)      CUSIP Number:

             715338109


Item 3.      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(

    (a)      [_]  Broker or Dealer registered under Section 15 of the Act (15
                  U.S.C. 78o)

    (b)      [X]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

    (c)      [_]  Insurance Company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c)

-------------------------                                 ----------------------
CUSIP No.  715338109                     13G                 Page 4 of 8 Pages
-------------------------                                 ----------------------

    (d)   [_]  Investment Company registered under Section 8 of the Investment
               Company Act (15 (U.S.C. 80a-8)

    (e)   [_]  Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

    (f)   [_]  Employee Benefit Plan or Endowment Fund in accordance with (S)240.13d-1(b)(1)(ii)(F)

    (g)   [_]  Parent Holding Company or Control Person in accordance with (S)240.13d-1(b)(1)(ii)(G)

    (h)   [_]  Savings Association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813)

    (i)   [_]  Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

    (j)   [_]  Group in accordance with (S)240.13d- 1(b)(1)(ii)(J)


Item 4.   Ownership:

    (a)  Amount Beneficially Owned:

         See response to Item 9 on page 2.

    (b)  Percent of Class:

         See response to Item 11 on page 2.

    (c)  Number of Shares as to which such person has:

         (i)      Sole power to vote or to direct to vote:
                  See response to Item 5 on page 2.
         (ii)     Shared power to vote or to direct to vote:
                  See response to Item 6 on page 2.
         (iii)    Sole power to dispose or to direct the disposition of:
                  See response to Item 7 on page 2.
         (iv)     Shared power to dispose or to direct the disposition of:
                  See response to Item 8 on page 2.

-------------------------                                 ----------------------
CUSIP No.  715338109                     13G                 Page 5 of 8 Pages
-------------------------                                 ----------------------


Item 5.      Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             See Schedule I


Item 8.      Identification and Classification of Members of the Group:

             Not Applicable


Item 9.      Notice of Dissolution of Group:

             Not Applicable


Item 10.     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------------                                 ----------------------
CUSIP No.  715338109                     13G                 Page 6 of 8 Pages
-------------------------                                 ----------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:     July 16, 2001

                                  CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit



                                       By: _____________________________________
                                           Name: Ivy B. Dodes
                                           Title:

-------------------------                                 ----------------------
CUSIP No.  715338109                     13G                 Page 7 of 8 Pages
-------------------------                                 ----------------------



                                  Schedule I

This Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware Corporation. CSFBI holds directly through direct and indirect subsidiaries the securities of CSFB Global Opportunities Advisers, LLC ("CSFB Advisers"), a limited liability company organized under the laws of Delaware. The ultimate parent company of the Bank and CSFB Advisers is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSFB Advisers performs certain investment advisory services on behalf of CSFB Global Opportunities Partners, L.P., limited partnership organized under the laws of Delaware ("CSFB Partners Delaware") and CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners Bermuda"), pursuant to a certain Investment Advisory Agreement dated as of May 2, 2001 between CSFB Advisers, CSFB Partners Delaware and CSFB Partners Bermuda. CSFB Partners Delaware, CSFB Partners Bermuda, Links Partners, LP, a Bahamian exempted limited partnership and Inland Partners, LP, a Bahamian exempted limited partnership, beneficially own $41,737,000 aggregate face amount of 5-3/4% Convertible Subordinated Notes due July 2004 of Personnel Group of America, Inc., which are immediately convertible into 2,343,130 shares of common stock of Personnel Group of America, Inc. (based on 26,534,458 shares outstanding as of May 11, 2001 as reported on a Form 10-Q of Personnel Group of America, Inc. filed on May 16, 2001). Hemisphere Global Opportunities Partners, Ltd. is the general partner of CSFB Partners Delaware and CSFB Partners Bermuda. The sole shareholder of Hemisphere Global Opportunities Partners, Ltd. is The Hemisphere Trust Company Limited, a Bermuda licensed trust company, as trustee of The Hemisphere Global Opportunities Partners Charitable Trust.

The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is:
Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. Due to the separate management and independent

-------------------------                                 ----------------------
CUSIP No.  715338109                     13G                 Page 8 of 8 Pages
-------------------------                                 ----------------------


operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.